

September 9, 2011

Via U.S. Mail
Robert M. Baker
Chief Executive Officer
International Gold Corp.
1111 West Georgia Street, Suite 1720
Vancouver, British Columbia
Canada V6E 4M8

> **Re:** **International Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2011 and**
> **June 30, 2011**
> **File No. 000-53676**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures, page 17

1. In your disclosure here and in your prior filed Forms 10-Q, you indicate that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures (DCP) were effective. However, on page 16 of your December 31, 2010 Form 10-K you disclosed that your DCP were not effective. Please explain to us why you believe your DCP at March 31, 2011 were effective in light of the two material weaknesses identified at page 16 in the Form 10-K. To the extent that you remediated these material weaknesses subsequent to the filing of your Form 10-K, please disclose the changes in your internal control over financial reporting as required by Item

308 (c) of Regulation S-K. Please amend this Form 10-Q to revise your disclosure accordingly.

Changes in Internal Control Over Financial Reporting, page 17

2. You disclose there have been no significant changes in your internal controls or in other factors subsequent to the date of their last evaluation. In future filings or any amendment on Form 10-Q and Form10-K, please indicate whether any change in internal control over financial reporting occurring *during the last fiscal quarter* has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Exhibit 31

3. In future filings or any amendment of a Form 10-Q or Form 10-K, please provide a separate Section 302 certification for each principal executive officer and principal financial officer. In the alternative, you may provide a single Section 302 certification with proper signatures by your sole officer.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Exhibits

4. Revise to file the interactive data file as an exhibit to your Form 10-Q as required by Item 601(b)(101) of Regulation S-K. Please also use the updated cover page for the Form 10-Q that includes applicable language and boxes to be checked indicating compliance with Rule 405 of Regulation S-T.

5. Revise this filing as applicable to conform to any changes made to the March 31, 2011 Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services